                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184


The following communication was distributed to CBOT members on July 25, 2003.

                                             July 24, 2003


Dear Member:

Attached is a summary of the financial results for the six months ended June 30, 2003.

The attached statement underscores that the Chicago Board of Trade is on solid ground and well positioned to address the challenges and opportunities that confront us. Based on our volume statistics and given the current economic climate, we believe the CBOT is heading for another record-volume year. Record volume coupled with prudent management of our fiscal resources is going to maintain our financial health.

Our business strategy of offering our customers and members the best open auction and electronic trading platforms keeps our business growing. We intend to maintain this positive financial picture by continuing to offer unequaled liquidity, integrity and innovation in the products we trade.

As always, my door is open to meet with you. I appreciate your comments and ideas. You may also contact Senior Vice President and CFO Glen Johnson at 312-435-3457 or Vice President and Treasurer Jill Harley at 312-341-3413 if you have specific questions about the summary.

                                                 Sincerely,

                                                 /s/ Charles P. Carey

                                                 Charles P. Carey

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
                                                CHICAGO BOARD OF TRADE
                                           CONSOLIDATED STATEMENTS OF INCOME
                                        For the six months ended June 30, 2003
                                               (unaudited; in thousands)
------------------------------------------------------------------------------------------------------------------------
                                                           Quarter Ended         Quarter Ended     Six Months Ended
                                                              June 30,             March 31,            June 30,
                                                      ------------------------    ----------    ------------------------
                                                         2003          2002          2003          2003          2002
                                                      ----------    ----------    ----------    ----------    ----------
REVENUES
  Exchange Fees                                         $71,038       $48,745       $58,456      $129,494       $93,805
  Quotations                                             13,872        14,553        14,425        28,297        29,812
  Building                                                5,077         6,646         4,940        10,017        13,695
  Services                                                5,581         4,864         3,381         8,962         9,713
  Other Operating Revenue                                   378         1,217           540           918         1,735
------------------------------------------------------------------------------------------------------------------------
    Total Revenues                                       95,946        76,025        81,742       177,688       148,760
------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Salaries and Benefits                                  15,855        14,309        15,044        30,899        29,415
  Depreciation and Amortization                           7,669         7,845         7,208        14,877        22,036
  Professional Services                                   6,639         6,291         5,007        11,646        11,007
  General and Administrative Expenses                     4,156         3,035         3,092         7,248         4,958
  Building Operating Costs                                6,336         5,950         6,194        12,530        12,068
  Information Technology Services                        15,236        10,331        11,760        26,996        19,569
  Contracted License Fees                                 6,697         4,176         5,630        12,327         4,676
  Programs                                                1,291           462           398         1,689           729
  Loss on Impairment of Long-lived Assets                     -             -             -             -         6,244
  Interest                                                1,024         1,055         1,091         2,115         2,649
  Equity in Loss of One Chicago                             240             -           299           539             -
  Severance and Related Costs                                 2           133           346           348           339
------------------------------------------------------------------------------------------------------------------------
    Operating Expenses                                   65,145        53,587        56,069       121,214       113,690
------------------------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                                   30,801        22,438        25,673        56,474        35,070

PROVISION FOR INCOME TAXES                                7,448         8,968        10,841        18,289        14,322
------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE LIMITED PARTNERS
INTEREST IN CERES PARTNERSHIP                            23,353        13,470        14,832        38,185        20,748

LIMITED PARTNERS INTEREST IN
INCOME OF CERES PARTNERSHIP                             (12,802)            -             -       (12,802)            -
------------------------------------------------------------------------------------------------------------------------

NET INCOME                                              $10,551       $13,470       $14,832       $25,383       $20,748
========================================================================================================================

                                               BALANCE SHEET HIGHLIGHTS
                                               (unaudited; in thousands)
------------------------------------------------------------------------------------------------------------------------

                                                                                   June 30,     December 31,
                                                                                     2003          2002
                                                                                  ----------    ----------
Unrestricted Cash                                                                   $80,290       $83,505
Current Assets                                                                     $128,819      $115,392
Total Assets                                                                       $398,117      $354,197
Current Liabilities                                                                 $73,042       $61,986
Long Term Debt                                                                      $39,819       $42,857
Total Liabilities                                                                  $140,469      $135,161
Members' Equity                                                                    $244,846      $219,036

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.